UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13d

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Diameter Credit Company
(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Erin E. Martin, Esq. Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004-2541 (202) 739-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS AP DLF Offshore Investor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,785,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,785,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Apollo Principal Holdings VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,785,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,785,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Apollo Principal Holdings VI GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,785,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,785,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS APO Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,785,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,785,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON CO

Schedule 13D/A

Amendment No. 1

The information in this Amendment No. 1 to Schedule 13D (this “First Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by AP DLF Offshore Investor, L.P. (“Offshore Investor”) and the other Reporting Persons therein described on March 18, 2024, relating to the common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), of Diameter Credit Company (the “Issuer”) (as amended, the “Schedule 13D”).

Except as set forth herein, the Schedule 13D remains unmodified.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the ordinary shares by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	1,785,603
Sole Dispositive Power	0
Shared Dispositive Power	1,785,603

The Reporting Persons’ aggregate percentage beneficial ownership is based on 7,833,303 shares of Common Shares outstanding as of April 22, 2024, based on information received from the Issuer.

Each of the entities listed above other than Offshore Investor disclaims beneficial ownership of any shares of the ordinary shares owned of record by Offshore Investor, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) The Reporting Persons effected the following transaction of Common Shares since the filing of the Original Schedule 13D: on April 8, 2024, the Issuer issued a capital call notice to certain investors that have committed to purchase Common Shares. Pursuant to such capital call notice, Offshore Investor was obligated to make a capital contribution of $14,900,000.00 on April 22, 2024, and the Issuer issued 583,297 Common Shares to Offshore Investor on such date. The source of funds for such purchase was working capital.

(d) & (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2024

AP DLF Offshore Investor, L.P.

By:	Apollo Principal Holdings VI, L.P.,
its general partner

	By:	Apollo Principal Holdings VI GP, LLC,
its general partner

		By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO PRINCIPAL HOLDINGS VI, L.P.

By:	Apollo Principal Holdings VI GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO PRINCIPAL HOLDINGS VI GP, LLC

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APO CORP.

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President